Exhibit 99.1

Re: Transactions Updates

Ramat Gan, Israel - November 10, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to the Company’s previous report, in connection with the Notice of Procedure and Schedules for the closing of the arrangement entered into among the Company, Searchlight II BZQ L.P. (“Searchlight”), TNR Investments Ltd. (“TNR”), Internet Gold - Gold Lines Ltd. (“Internet Gold”), the Company’s and Internet Gold’s debentures and their representatives and trustees (the “Arrangement”), and further to the Company’s Statement Regarding a Special Offering report in accordance with the Company’s Arrangement for the issuance of the Debentures (Series E) and equity, the Company announces that as of this date, the Bezeq control permit (“Control Permit”) has not yet been signed by the Minister of Communication, which is the only pending condition that has not been received and is required to close the Arrangement (Except for the conditions that are an integral part of the transaction closing procedures, such as the securities offering processes, appointments of directors in the various companies, etc.)

As stated in the Company’s previous reports, the final version of the Control Permit was approved by all the professional, security and legal teams and submitted to the final Minister’s signature. In addition, as the Company was informed by phone, the Attorney General, in response to the Minister of Communications’ request, gave the Minister additional clarifications and approvals regarding the Control Permit.

Under the terms of the Arrangement, any of Searchlight, the Company or Internet Gold are able to terminate the investment agreement in the event that the Arrangement is not closed by November 24, 2019.

As of this date, the Control Permit has not yet been received, and because the securities’ transactions are scheduled to close on November 21, 2019, the Company cannot, at this stage, determine the expected closing date of the Arrangement.

The Company will announce the closing date of the Arrangement (and accordingly, the dates for the execution of the securities transactions in accordance with the Arrangement), upon receipt of the Control Permit, subject to the right of the parties to insist on the closing date as previously agreed.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.